                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                     (Amendment No.____________________)*


                        PennCorp Financial Group, Inc.
                ----------------------------------------------
                               (Name of Issuer)

                      $3.375 Convertible Preferred Stock
                ----------------------------------------------
                        (Title of Class of Securities)

                                   708094206
                ----------------------------------------------
                                (CUSIP Number)

                                                   Copy to:
   Paul Chute                                      James Learner
   Brown's Dock, L.L.C.                            Kirkland & Ellis
   56 Prospect St.                                 200 E. Randolph Drive
   Hartford, Connecticut 06115                     Chicago, Illinois 60601
   (860) 403-5594                                  (312)861-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 4, 1998
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)

                              Page 1 of 23 Pages

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 2 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      Brown's Dock, L.L.C
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             792,000 shares of $3.375 Convertible Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          792,000 shares of $3.375 Convertible Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      792,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) = 1,752,220.8 shares of common stock equivalents (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.4% of $3.375 Convertible Preferred
      5.5% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 3 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Phoenix Home Life Mutual Insurance Company
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             792,000 shares of $3.375 Convertible Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          792,000 shares of $3.375 Convertible Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      792,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) = 1,752,220.8 shares of common stock equivalents (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.4% of $3.375 Convertible Preferred
      5.5% of common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 4 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Phoenix Investment Partners, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             792,000 shares of $3.375 Convertible Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          792,000 shares of $3.375 Convertible Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      792,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) = 1,752,220.8 shares of common stock equivalents (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.4% of $3.375 Convertible Preferred
      5.5% of common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 708094296                                       PAGE 5 OF 23 PAGES
-----------------------                                  ---------------------

===============================================================================
 1    NAME OF REPORTING PERSON

      Inverness Management Fund I LLC


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          792,000 shares of $3.375 Convertible Preferred Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          792,000 shares of $3.375 Convertible Preferred Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      792,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2,2124 shares of Common Stock) = 1,752,220.8 shares of common stock equivalents (See Items 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.4% of $3.375 Convertible Preferred
      5.5% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 6 OF 23 PAGES
-----------------------                                  ---------------------

===============================================================================
 1   NAME OF REPORTING PERSON

     WMD LLC

------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3   SEC USE ONLY


------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          792,000 shares of $3.375 Convertible Preferred Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          792,000 shares of $3.375 Convertible Preferred Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      792,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) = 1,752,220.8 shares of common stock equivalents (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.4% of $3.375 Convertible Preferred
      5.5% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.   708094206                                    PAGE 7 OF 23 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. C. Comis LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          792,000 shares of $3.375 Convertible Preferred Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          792,000 shares of $3.375 Convertible Preferred Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      792,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) =
      1,752,220.8 shares of common stock equivalents (Seen Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.4% of $3.375 Convertible Preferred
      5.5% of Common Stock and common stock equivalents

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.   708094206                                    PAGE 8 OF 23  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      W. McComb Dunwoody

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            70,000 shares of $3.375 Convertible Preferred Stock
                          (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          792,000 shares of $3.375 Convertible Preferred Stock
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             70,000 shares of $3.375 COnvertible Preferred Stock
                          (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          792,000 shares of $3.375 Convertible Preferred Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      862,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) =
      1,907,088.8 shares of common stock equivalents (see Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.4% of $3.375 Convertible Preferred
      5.9% of Common Stock and common stock equivalents

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

=====================================================================================================
1    NAME OF REPORTING PERSON

     James C. Comis, III
-----------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) [_]
                                                                                      (b) [X]
----------------------------------------------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
----------------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                          [_]
----------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------------------------------------------
            NUMBER OF              7    SOLE VOTING POWER

             SHARES                     10,000 shares of $3.375 Convertible Preferred Stock
                                        (See Item 5)
----------------------------------------------------------------------------------------------------
          BENEFICIALLY             8    SHARED VOTING POWER

            OWNED BY                    792,000 shares of $3.375 Convertible Preferred Stock
----------------------------------------------------------------------------------------------------
              EACH                 9    SOLE DISPOSITIVE POWER

            REPORTING                   10,000 shares of $3.375 Convertible Preferred Stock
                                        (See Item 5)
----------------------------------------------------------------------------------------------------
             PERSON                10   SHARED DISPOSITIVE POWER

              WITH                      792,000 shares of $3.375 Convertible Preferred Stock
----------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     802,000 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) = 1,774,344.8 shares of common stock equivalents (See Item 5)
----------------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                          [_]
----------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.8% of $3.375 Convertible Preferred
     5.5% of Common Stock and common stock
----------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
====================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILING OUT!

ITEM 1.    SECURITY AND ISSUER.
           -------------------

     The name of the issuer is PennCorp. Financial Group, Inc. (the "Issuer"). The address of the Issuer's offices is 590 Madison Avenue, New York, New York 10022. This Schedule 13D Statement (this "Statement") relates to the Issuer's $3.375 Convertible Preferred Stock (the "Preferred Stock") convertible into the Company's common stock, par value $.01 (the "Common Stock"). Each share of Preferred Stock converts into 2.2124 shares of Common Stock.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

     This Statement is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Brown's Dock, L.L.C., a Delaware limited liability company ("Buyer"), by virtue of its direct beneficial ownership of shares of Preferred Stock covered by this Statement; (ii) Phoenix Home Life Mutual Insurance Company, a New York mutual life insurance company ("Phoenix"), by virtue of its being a member of Buyer; (iii) Phoenix Investment Partners, Ltd., a Delaware corporation ("PXP"), by virtue of its being a member of Buyer; (iv) Inverness Management Fund I LLC, a Delaware limited liability company, ("Inverness"), by virtue of its being a member of Buyer; (v) WMD LLC, a Delaware limited liability company ("WMD"), by virtue of its being a controlling member of Inverness, (vi) W. McComb Dunwoody, an individual resident of the State of Connecticut ("Dunwoody"), by virtue of his direct beneficial ownership of shares of Preferred Stock covered by this statement and by virtue of his being a controlling member of WMD; (vii) J.C. Comis LLC, a Delaware limited liability company ("JCC"), by virtue of its being a controlling member of Inverness; and (viii) James C. Comis III, an individual resident of the State of New Jersey ("Comis"), by virtue of his direct beneficial ownership of shares of Preferred Stock covered by this statement and by virtue of his being a controlling member of JCC. Phoenix, PXP, Inverness, WMD, JCC, Dunwoody and Comis are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." Inverness, WMD, JCC, Dunwoody and Comis are sometimes referred to herein collectively as the "Inverness Persons."

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     Certain information required by this Item 2 concerning the directors and executive officers of Phoenix and PXP is set forth on Schedule A attached hereto, which is incorporated herein by reference.

                             Pages 10 of 23 Pages

     Buyer is a holding company that was formed to invest in the Issuer. The address of the principal business and principal office of Buyer is 56 Prospect St., Hartford, Connecticut 06115.

     Phoenix is a mutual insurance company in the business of life and health insurance and annuities. The address of the principal business and principal office of Phoenix is One American Row, Hartford, Connecticut 06115. PXP is a registered investment advisor and owner of other affiliated investment advisors. The address of the principal business and principal office of PXP is 56 Prospect St., Hartford, Connecticut 06115.

     The principal business of each of the Inverness Persons is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The address of the principal business and principal office of each of the Inverness Entities is c/o Inverness Management LLC, 660 Steamboat Road, Greenwich, Connecticut 06830.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     The Buyer has acquired 792,000 shares of Preferred Stock in open market transactions for a net investment cost of $10,014,517. The Buyer utilized funds derived from capital contributions made by Phoenix, PXP and Inverness (each, a "Member") pursuant to an Agreement of Limited Liability Company of Brown's Dock,
-------
L.L.C. (the "LLC Agreement") dated as of August 31, 1998. Under the LLC
             -------------
Agreement, the Members contributed $10,025,000 in the aggregate using their respective internal funds.

     Dunwoody has acquired 70,000 shares of Preferred Stock in open market transactions, and Comis has acquired 10,000 shares of Preferred Stock in open market transactions. Each of Dunwoody and Comis utilized personal funds to make such acquisitions.

     A Copy of the LLC Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     The Members formed the Buyer and entered into the LLC Agreement for the express purpose of investing in Preferred Stock. Pursuant to the LLC Agreement, Phoenix contributed $9,500,000, PXP contributed $506,250 and Inverness contributed $18,750 to effectuate this investment.

                             Pages 11 of 23 Pages

     The Buyer acquired and continues to hold the shares of the Preferred Stock reported herein for investment purposes. The Buyer may, in the future, have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value. In addition, the Buyer and/or its affiliates intends to have conversations with the Board of Directors of the Issuer regarding a direct investment in the Company's securities.

     Depending on market conditions and other factors that the Buyer may deem material to its investment decision, the Buyer may purchase additional shares of the Preferred Stock or other securities of the Issuer in the open market or in private transactions. Depending on these same factors, the Buyer may sell all or a portion of the shares of the Preferred Stock that it now owns or hereafter may acquire on the open market or in private transactions.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

     At the close of business on September 4, 1998, the Buyer beneficially owned 792,000 shares of Preferred Stock, which, when converted into Common Stock would result in ownership of 1,752,220.8 shares of Common Stock. Such ownership would represent approximately 5.5% of the Common Stock and common stock equivalents issued and outstanding at September 4, 1998.

     As of September 5, 1998, Phoenix, PXP and Inverness own all of the outstanding equity interests of Buyer and, as such, exercise control over Buyer. Consequently, by virtue of the exercise of such control, each of Phoenix, PXP and Inverness may be deemed to possess indirect beneficial ownership of the Shares. By virtue of the relationship between Inverness and each of WMD and JCC described in Item 2, each of WMD and JCC may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by Inverness. By virtue of the relationship between WMD and Dunwoody described in Item 2, Dunwoody may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by WCC, and, by virtue of the relationship between JCC and Comis, described in Item 2, Comis may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by JCC.

     At the close of business on September 4, 1998, Dunwoody beneficially owned, through joint ownership with his spouse, his children and trusts controlled by him, 70,000 shares of Preferred Stock, which, when converted into Common Stock would result in ownership of 154,868 shares of the Common Stock. Such ownership, together with his indirect beneficial ownership of the shares held by the Buyer, would represent approximately 5.9% of the Common Stock and common stock equivalents issued and outstanding at September 4, 1998.

     At the close of business on September 4, 1998, Comis beneficially owned 10,000 shares of Preferred Stock, which, when converted into Common Stock would result in ownership of 22,124 shares of the Common Stock. Such ownership, together with his indirect beneficial ownership of the shares held by the Buyer, would represent approximately 5.5% of the Common Stock and common stock equivalents issued and outstanding at September 4, 1998.

                             Pages 12 of 23 Pages

     All such ownership percentages of the Common Stock reported herein are based on the representation of the Issuer to the Reporting Persons that, as of August 11, 1998, there were 30,064,070 shares of Common Stock issued and outstanding and 2,300,000 shares of Preferred Stock issued and outstanding and reported herein to the best knowledge and belief of the Reporting Persons.

     The following table sets forth the transactions effected by the Buyer in the Preferred Stock during the past 60 days. Each of the transactions set forth below reflects either an acquisition effected by open market transactions or capital contributions, or a sale effected by open market transactions. The price per share includes commissions, if any.

   PURCHASE DATE         PURCHASE PRICE PER SHARE      NUMBER OF SHARES
   ---------------       ------------------------      ----------------
      8/28/98                     $11.199                 282,200

      8/31/98                     $12.986                 104,800

      9/1/98                      $12.986                 283,800

      9/3/98                      $14.56                    7,500

      9/4/98                      $14.945                 130,700

    SALE DATE             SALE PRICE PER SHARE         NUMBER OF SHARES
    ---------             --------------------         ----------------

      9/2/94                      $ 14.94                  17,000


     No person other than the Buyer or the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the proceeds from the sale of the Shares.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

     Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement which is incorporated by reference in response to this Item.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

          Exhibit A:     The Agreement of Liability Company of Brown's Dock,
                         L.L.C., dated as of August 31, 1998, by and among Phoenix, PXP and Inverness.

          Exhibit B:     Agreement of Joint Filing, dated as of September 5,
                         1998, among Buyer, Phoenix, PXP, Inverness, WMD, JCC,
                         Dunwoody and Comis.

                             Pages 13 of 23 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 5, 1998

                            BROWN'S DOCK, L.L.C.


                            By:   /s/ James C. Comis III
                                 ------------------------------------
                            Print Name: James C. Comis III
                            Its:  Managing Director


                            PHOENIX HOME LIFE MUTUAL
                            INSURANCE COMPANY

                            By:   /S/ Christopher Wilkos
                                -------------------------------------
                            Print Name: Christopher Wilkos
                            Its:  Vice-President


                            PHOENIX INVESTMENT PARTNERS, LTD.

                            By:   /s/ Michael E. Haylon
                                -------------------------------------
                            Print Name: Michael E. Haylon
                            Its:  Executive Vice-President


                            INVERNESS MANAGEMENT FUND I LLC

                                 By:  WMD LLC, its General Partner

                                 By:      /s/ W. McComb Dunwoody
                                      -------------------------------
                                 Print Name: W. McComb Dunwoody
                                 Its: Managing Member

                            WMD LLC

                                 By:      /s/ W. McComb Dunwoody
                                      -------------------------------
                                 Print Name: W. McComb Dunwoody
                                 Its: Managing Member

                             Pages 14 of 23 Pages

                            J.C. COMIS LLC

                                 By:        /s/ James C. Comis III
                                     ---------------------------------
                                 Print Name:  James C. Comis III
                                 Its: Managing Member


                               /s/ W. McComb Dunwoody
                            -------------------------------
                            W. McComb Dunwoody



                               /s/ James C. Comis III
                            ---------------------------------
                            James C. Comis III

                             Pages 15 of 23 Pages

                                   SCHEDULE A
                                   ----------

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Phoenix Home Life Mutual Insurance Company ("Phoenix"). Each such person is a citizen of the United
                     -------
States.


                                   DIRECTORS
                                   ---------

--------------------------------------------------------------------------------
         NAME                   ADDRESS                 PRINCIPAL OCCUPATION
         ----                   -------                 --------------------
--------------------------------------------------------------------------------
Sal H. Alfiero          9 Four Winds Way          Chairman & CEO,
                        Amherst, NY 14426         Mark IV Industries, Inc.
--------------------------------------------------------------------------------
J. Carter Bacot         48 Porter Place           Chairman & CEO,
                        Montclair, NJ 07042       The Bank of New York
--------------------------------------------------------------------------------
Carol H. Baldi          221 North Street          President,
                        Litchfield, CT 06759      Carol H. Baldi, Inc.
--------------------------------------------------------------------------------
Richard H. Booth        60 High Ridge Road        Executive Vice-President,
                        South Glastonbury, CT     Phoenix Home Life Mutual
                        06073                     Insurance Company
--------------------------------------------------------------------------------
Peter C. Browning       1400 West Carolina Ave.   President & Chief Operating
                        Hartsville, SC 29550      Officer,
                                                  Sonoco Products Co.
--------------------------------------------------------------------------------
Arthur P. Byrne         85 Bishop Lane            President, CEO & Chairman,
                        Avon, Connecticut 06001   The Wiremold Company
--------------------------------------------------------------------------------
Richard N. Cooper       33 Washington Avenue      Professor,
                        Cambridge, MA  02140      Center for International
                                                  Affairs,
                                                  Harvard University
--------------------------------------------------------------------------------
Gordon J. Davis         241 Central Park West     Partner,
                        New York, NY 10024        LeBoeuf, Lamb, Greene &
                                                  MacRae
--------------------------------------------------------------------------------
Robert W. Fiondella     29 Summerberry Circle     Chairman, President & CEO,
                        Bristol, CT 06010         Phoenix Home Life Mutual
                                                  Insurance Company
--------------------------------------------------------------------------------

                              Page 16 of 23 Pages

--------------------------------------------------------------------------------
Jerry J. Jasinowski     3288 Rittenhouse          President,
                        Street, N.W.              National Association of
                        Washington, DC 20015      Manufacturers

--------------------------------------------------------------------------------
John W. Johnstone       467 Carter Street         Chairman of the Board,
                        New Canaan, CT 06840      Olin Corporation
--------------------------------------------------------------------------------
Marilyn E. LaMarche     930 Fifth Avenue          Limited Managing Director
                        Apt. 10D                  Lazard Freres & Co., L.L.C.
                        New York, NY 10021
--------------------------------------------------------------------------------
Philip R. McLoughlin    39 Joshua Drive           Executive Vice-President,
                        West Simsbury, CT 06092   Phoenix Home Life Mutual
                                                  Insurance Company
--------------------------------------------------------------------------------
Indra K. Nooyi          12 Deer Lane              Senior Vice-President,
                        Greenwich, CT 06830       PepsiCo., Inc.
--------------------------------------------------------------------------------
Robert F. Vizza         3 Maria Lane              President & CEO
                        Old Brookville, NY        St. Francis Hospital
--------------------------------------------------------------------------------
Robert G. Wilson        Key Colony III            Retired
                        Apt. 1127
                        151 Crandon Boulevard
                        Key Biscayne, FL 33149
--------------------------------------------------------------------------------
Dona D. Young           89 Woodford Hills Drive   Executive Vice-President and
                        Avon, CT 06001            General Counsel,
                                                  Phoenix Home Life Mutual
                                                  Insurance Company
--------------------------------------------------------------------------------


                                    OFFICERS

--------------------------------------------------------------------------------
         NAME                    ADDRESS              PRINCIPAL OCCUPATION
         ----                    -------              --------------------
--------------------------------------------------------------------------------
Richard H. Booth         60 High Ridge Road       Executive Vice-President
                         South Glastonbury, CT
                         06073
--------------------------------------------------------------------------------
Carl T. Chadbum          252 Knollwood Road       Executive-Vice President
                         Manchester, CT
--------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry Circle    Chairman, President & Chief
                         Bristol, CT 06010        Executive Officer
--------------------------------------------------------------------------------

                              Page 17 of 23 pages

------------------------------------------------------------------------------
Philip R. McLoughlin     39 Joshua Drive          Executive Vice-President
                         West Simsbury, CT 06092
------------------------------------------------------------------------------
David W. Searfoss        3 Stratford Road         Executive Vice-President
                         Farmington, CT 06032
------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive  Executive Vice-President
                         Avon, CT 06001           and General Counsel
 ------------------------------------------------------------------------------
Kelly J. Carlson         42 Woodchuck Hill        Senior Vice-President
                         West Simsbury, CT
------------------------------------------------------------------------------
Robert G. Chipkin        230 Fair Hill Lane       Senior Vice-President
                         Suffield, CT
------------------------------------------------------------------------------
Martin J. Gavin          108 Winding Lane         Senior Vice-President
                         Avon, CT 06001
------------------------------------------------------------------------------
Randall C. Giangiulio    63 Hildurcrest Drive     Senior Vice-President
                         Simsbury, CT 06070
------------------------------------------------------------------------------
Edward P. Hourihan       17 Chesbro Avenue        Senior Vice-President
                         Noank, CT 06266
------------------------------------------------------------------------------
Joseph E. Kelleher       6 Spruce Lane            Senior Vice-President
                         Simsbury, CT 06070
------------------------------------------------------------------------------
Robert G. Lautensack     21 Stillwood Chase       Senior Vice-President
                         Simsbury, CT 06070
------------------------------------------------------------------------------
Maura L. Melley          123 Senate Brook Drive   Senior Vice-President
                         Amston, CT 06231
------------------------------------------------------------------------------
Scott C. Noble           15 Apple Hill Road       Senior Vice-President
                         Wilbraham, MA 01095
------------------------------------------------------------------------------
Robert E. Primmer        47 Wyngate               Senior Vice-President
                         Simsbury, CT 06070
------------------------------------------------------------------------------
Frederick W. Sawyer      8 Sachem Drive           Senior Vice-President
                         Glastonbury, CT 06033
------------------------------------------------------------------------------
Richard C. Shaw          18 South Mill Road       Senior Vice-President
                         South Glastonbury, CT
                         06073
------------------------------------------------------------------------------
Simon Y. Tan             169 Weir Street          Senior Vice-President
                         Glastonbury, CT 06033
------------------------------------------------------------------------------

                              Page 18 of 23 Pages

------------------------------------------------------------------------------
Anthony J. Zeppetella    81 81/st/ Street         Senior Vice-President
                         Brooklyn, NY 11209
------------------------------------------------------------------------------
Walter H. Zultowski      6 Winhart Drive          Senior Vice-President
                         Granby, CT 06035
------------------------------------------------------------------------------


                              Page 19 of 23 Pages

                            ----------------------

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Phoenix Investments Partners, Ltd. ("PXP"). Each such person is a citizen of the United States.
                 ---


                                 DIRECTORS
                                 ---------


--------------------------------------------------------------------------------------
          NAME                     ADDRESS              PRINCIPAL OCCUPATION
          ----                     -------              --------------------
--------------------------------------------------------------------------------------
John T. Anderson           Pine Boughs Cottage          Attorney
                           P.O. Box 4133
                           The Epworth Assembly
                           Ludington, MI 49431
--------------------------------------------------------------------------------------
Clyde E. Bartter           440 Old Reservoir Road       President, Duff & Phelps
                           Berra, OH 44017              Investment Management Co.
--------------------------------------------------------------------------------------
Richard H. Booth           60 High Ridge Road           Executive Vice-
                           South Glastonbury, CT        President, Phoenix Home Life
                           06073                        Mutual Insurance Company
--------------------------------------------------------------------------------------
Glen D. Churchill          33 Tamarisk Circle           Retired
                           Abilene, TX 79606
--------------------------------------------------------------------------------------
Robert W. Fiondella        29 Summerberry Circle        Chairman of the Board and
                           Bristol, CT 06010            Chief Executive Officer,
                                                        Phoenix Home Life Mutual
                                                        Insurance Company
--------------------------------------------------------------------------------------
Michael E. Haylon          26 Clark Drive               Executive Vice-President,
                           West Hartford, CT 06117      Phoenix Investment Partners,
                                                        Ltd.
--------------------------------------------------------------------------------------
Marilyn E. LaMarche        930 Fifth Avenue             Limited Managing Director,
                           Apartment 10D                Lazard Freres & Company,
                           New York, NY 10020           L.L.C.
--------------------------------------------------------------------------------------
Edward P. Lyons            5 Londonderry Drive          [RETIRED]
                           Greenwich, CT 06830
--------------------------------------------------------------------------------------
Philip R. McLoughlin       39 Joshua Drive              Chairman of the Board and
                           West Simsbury, CT 06092      Chief Executive Officer,
                                                        Phoenix Investment Partners
--------------------------------------------------------------------------------------

                              Page 20 of 23 Pages


--------------------------------------------------------------------------------------
James M. Oates             51 Spooner Road              Chairman, IBEX Capital
                           Chestnut Hill, MA 02167      Markets, L.L.C. and Managing
                                                        Director of the Wydown
--------------------------------------------------------------------------------------
Calvin J. Pedersen         307 King Street              President, Phoenix Investment
                           Yorkville, IL 60560          Partners, Ltd.
--------------------------------------------------------------------------------------
Donna F. Tuttle            12733 Parkyns Street         President, Korn Tuttle
                           Los Angeles, CA 90049        Capital Group
--------------------------------------------------------------------------------------
Ferdinand L.J. Verdonck    Nederpolder 7                Managing Director, Almanij
                           B-9000 Gent                  N.V.
                           Belgium
--------------------------------------------------------------------------------------
David A. Williams          Roxborough Holdings          President, Roxborough
                           Limited 90                   Holdings, Inc.
                           Roxborough Street East
                           Toronto, Ontario M4W
                           1V8
                           Canada
--------------------------------------------------------------------------------------



                                    OFFICERS
                                    --------

         NAME                   ADDRESS                 PRINCIPAL OCCUPATION
         ----                   -------                 --------------------
--------------------------------------------------------------------------------------
Philip R. McLoughlin       56 Prospect Street           Chairman and CEO
                           P.O. Box 150480
                           Hartford, CT 06115
--------------------------------------------------------------------------------------
Calvin J. Pedersen         56 Prospect Street           President
                           P.O. Box 150480
                           Hartford, CT 06115
--------------------------------------------------------------------------------------
Michael E. Haylon          56 Prospect Street           Executive Vice-President
                           P.O. Box 150480
                           Hartford, CT 06115
--------------------------------------------------------------------------------------
John F. Sharry             56 Prospect Street           Executive Vice-President,
                           P.O. Box 150480              Retail Division
                           Hartford, CT 06115
--------------------------------------------------------------------------------------

                              Page 21 of 23 Pages

--------------------------------------------------------------------------------
William R. Moyer        56 Prospect Street     Senior Vice-President and
                        P.O. Box 150480        Chief Financial Officer
                        Hartford, CT 06115
--------------------------------------------------------------------------------


                              Page 22 of 23 Pages

Thomas N. Steenburg           56 Prospect Street          Vice-President and
                              P.O. Box 150480             General Counsel
                              Hartford, CT 06115
--------------------------------------------------------------------------------
Elizabeth R. Sadowinski       56 Prospect Street          Vice-President
                              P.O. Box 150480             Administration
                              Hartford, CT 06115
--------------------------------------------------------------------------------


                              Page 23 of 23 Pages